FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
 Washington, D. C. 20549
REPORT OF FOREIGN ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
 Securities Exchange Act of 1934
For the month of May 2016
CERAGON NETWORKS LTD. (Translation of registrant’s name into English)
24 Raoul Wallenberg Street, Tel Aviv 69719, Israel (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registration in connection with Rule 12g3(b): 82 - _________________

Signature
        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CERAGON NETWORKS LTD.
Date: May 18, 2016	By: /s/ Doron Arazi
Name: Doron Arazi Title: Executive Vice President and Chief Financial Officer

Exhibit Description
Exhibit A - Leading Mobile Operator in South Cone Continues Rollout of its Large Scale 4G Network Modernization and Expansion Project with Ceragon